 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 09, 2016

Commission File Number 001-14978
SMITH & NEPHEW plc
(Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]
Yes                        No X
---                         ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

8 August 2016
Smith & Nephew plc

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 R, the Company announces that Ian Barlow, a Non-Executive Director, will be appointed to the Board of Urban & Civic plc as a Non-Executive Director with effect from 1 September 2016. Urban & Civic plc is listed on the London Stock Exchange.

Contact:

Susan Swabey
Company Secretary
Smith & Nephew plc
01923 477321

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                                                                                                                                                                                                                                                                        Smith & Nephew Plc
                                                                                                                                                                                                                                                                                                                       (Registrant)

Date: August 09, 2016

                                                                                                                                                                                                                                                                                                                                         By: /s/ Susan Swabey
                                                                                                                                                                                                                                                                                                                         -----------------
                                                                                                                                                                                                                                                                                                                             Susan Swabey
                                                                                                                                                                                                                                                                                                                                     Company Secretary